EXHIBIT 21

Subsidiaries of Visant Corporation

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc.	Arcade Marketing, Inc.	Delaware
Arcade Europe, S.a.r.l.		France
Dixon Direct LLC		Delaware
Jostens Canada, Ltd.		Manitoba, Canada
Jostens, Inc.		Minnesota
Neff Holding Company		Delaware
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.	Lehigh Phoenix	Delaware
The Lehigh Press LLC	Lehigh Direct	Delaware